820-3720

[redacted]

08001374

DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

21 A 9:21

SUPPL

11E

Heerlen (NL), 6 March 2008

DSM invests in innovative treatment against infectious diseases

DSM Venturing, the corporate venturing unit of Royal DSM N.V., today announced that it has made an equity investment in the Dutch company IQ Therapeutics B.V. The company develops antibody based products for biodefense and for the prevention and treatment of infectious diseases. DSM Venturing will hold a significant minority share in IQ Therapeutics.

The investment underlines DSM's position as a partner of choice for the pharma industry and expands the already existing relationship between both companies. IQ Therapeutics is a PER.C6® License Holder with DSM Biologics and Crucell for the production of its monoclonal antibodies.

In addition to the PER.C6® license and the new equity investment, IQ Therapeutics and DSM Biologics have a manufacturing agreement in place for process development, pilot manufacturing and GMP manufacturing of IQ Therapeutics' anti-anthrax antibody product. This product has been developed with IQ Therapeutics' proprietary technology for the generation of fully human antibodies from the blood of vaccinated donors.

The investment in IQ Therapeutics fits in DSM's strategy to fortify its presence in the biopharmaceutical market. This is the fastest growing market segment of the pharmaceutical market and is expected to more than triple in the next ten years.

Karen King, President DSM Biologics: "*We believe the anti-anthrax product has great potential. The PER.C6® human cell line and our manufacturing services have provided IQ Therapeutics with a turn-key biologic manufacturing solution which reduces cost, risk and time to market. The combination with IQ Therapeutics' unique new anti-anthrax therapeutic makes this a great business opportunity.*"

IQ Therapeutics' CEO Roland G. Lageveen: *"This strategic partnership will increase the visibility of IQ Therapeutics and its technology in the market and will enable the development of our lead product to registration. Moreover, the combination of IQ's antibody technology with DSM Biologics' expertise in process development and manufacturing will significantly speed up the development of our antibody-based product pipeline".*

This investment brings the total number of current company participations of DSM Venturing to 21. Venturing forms an integral part of DSM's open innovation approach, focused on teaming up with innovative players all over the world. The company has earmarked up to EUR 200 million for venturing investments until 2012.

PROCESSED
MAR 2 5 2008
THOMSON
FINANCIAL

3/21

DSM – the Life Sciences and Materials Sciences Company
DSM creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics and electronics, life protection and housing. DSM has annual sales of almost EUR 8.8 billion and employs some 23,000 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com.

DSM Venturing
DSM Venturing is an active investor in emerging companies and Venture Capital Funds in DSM's strategic growth fields Nutrition, Pharma and Performance Materials. DSM Venturing's mission is to explore emerging markets and technologies in these strategic growth fields in order to enhance DSM's product portfolio and create value. DSM Venturing also plays an active role in the development of several new DSM business opportunities in the so-called emerging business areas Biomedical, Industrial (White) Biotechnology, Specialty Packaging and Personalized Nutrition. For more information about DSM Venturing see www.dsm-venturing.com.

IQ Therapeutics
IQ Therapeutics BV is a human antibody technology company based in Groningen, The Netherlands. Its mission is to contribute to human healthcare through the development and worldwide commercialization of its Instant Immunity™ for therapeutic applications in biodefense, infectious diseases and oncology. The company is applying its Cloning the Human Response™ technology for its pipeline and third parties' to generate and develop fully human antibodies from immunized or vaccinated donors for the prevention and treatment of infectious diseases. IQ Therapeutics is a spin-out of the life science company IQ Corporation BV with key investors NV NOM and Zernike Seed Fund. For more information about IQ Therapeutics see www.iqtherapeutics.nl.

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

Forward-looking statements
This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.
The English language version of the press release is leading.

DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

2008 MAR 21 A 9:21

08E

The Hague / Heerlen (NL), 4 March 2008

DSM intends to close Agro plant in IJmuiden (NL)

Agreement in principle on termination of ammonia transport by rail between Geleen and IJmuiden in the Netherlands

The Dutch Ministers Cramer (Housing, Spatial Planning and the Environment) and Eurlings (Transport, Public Works and Water Management) and DSM today announce that they have reached an agreement in principle on the termination of ammonia transport by rail between Geleen and IJmuiden. In this way the Ministries are implementing the Cabinet Resolution on Chain Studies. The Ministry of Housing, Spatial Planning and the Environment and the Ministry of Transport, Public Works and Water Management wish to put an end to this ammonia transport by rail in order to reduce the risks of transports involving hazardous substances even further. When these ammonia transports are terminated, the DSM Agro site in IJmuiden will lose its reason for being. DSM has therefore decided to close the site with effect from 1 January 2010. The Ministries will compensate DSM for damages.

The closure of the DSM Agro site in IJmuiden will lead to the loss of about 120 jobs. On the basis of the existing employment pact and agreements that have been made regarding re-employment at Corus and DSM, DSM expects to be able to avoid forced redundancies. One of DSM's nitric acid plants, which is currently located at IJmuiden, will be relocated to Geleen. DSM is exploring the possibility of expanding fertilizer production in Geleen and thus largely compensating for the loss of capacity in IJmuiden.

The Ministry of Housing, Spatial Planning and the Environment and the Ministry of Transport, Public Works and Water Management have conducted Chain Studies in which they analyzed the problems involved in the transport and storage of hazardous substances with the aim of mitigating these problems where possible. These Chain Studies were focused on ammonia, chlorine and LPG and formed the basis for the measures aimed at terminating ammonia transports between Geleen and IJmuiden. The agreement in principle is an example of the way in which the Dutch government and Dutch industry are joining forces to make the Netherlands an even safer place regarding the transport of hazardous substances.

The closure of DSM Agro in IJmuiden will have no consequences for the intended sale of DSM's Agro business, which was confirmed in September 2007 when DSM announced the acceleration of its corporate strategy *Vision 2010 – Building on Strengths*. The agreement in principle that has now been reached represents the finalization of an issue with a long history and will thus provide clarity to a future owner.

The agreement in principle is subject to the relevant approval and advice procedures.

DSM – the Life Sciences and Materials Sciences Company
DSM creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics and electronics, life protection and housing. DSM has annual sales of almost EUR 8.8 billion and employs some 23,000 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com.

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

Forward-looking statements
This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.

END